FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159

Important Information

In connection with the proposed acquisition by Vulcan Materials Company of Florida Rock Industries, Inc., a registration statement on Form S-4 was filed by Virginia Holdco, Inc., a wholly-owned subsidiary of Vulcan Materials, with the SEC on July 13, 2007 (Registration No. 333-142060), as amended by Post-Effective Amendment No. 1 filed on October 16, 2007, containing a definitive proxy statement/prospectus and other documents filed by Vulcan Materials and Florida Rock. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus was mailed to shareholders of Florida Rock on or about July 17, 2007. Investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters discussed in this document, including expectations regarding future performance of Florida Rock and Vulcan Materials, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials’ Chemicals business; the ability to manage and successfully integrate acquisitions; risks and uncertainties related to the proposed transaction with Florida Rock Industries, Inc. (Florida Rock) including the ability to successfully integrate the operations of Florida Rock and to achieve the anticipated cost savings and operational synergies following the closing of the proposed transaction with Florida Rock; and other assumptions, risks and uncertainties detailed from time to time in either company’s SEC reports, including each company’s report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.

Unless otherwise noted, the information provided herein is provided on a pro forma basis, to the extent the parties dispose of any assets in connection with the merger, certain of the data will be affected.

[The following are excerpts from the transcript of an earnings call held by Vulcan Materials Company on October 30, 2007.]

Don James - Vulcan Materials - Chairman, CEO

Good morning. Thank you for joining this conference call to discuss our third quarter results. As the operator said, I'm Don James, Chairman and Chief Executive Officer of Vulcan Materials. We appreciate your interest in Vulcan and we hope our remarks and dialogue in the Q & A will be helpful to you. A replay of this conference call will be available later today at our web site. Joining me today is Dan Sansone, our Senior Vice President and Chief Financial Officer, and Mac Badgett, our Senior Vice President. Mac leads our Florida Rock transition team.

Before I begin, let me remind you that certain matters discussed in this conference call contain forward-looking statements which are subject to risk and uncertainties that could cause actual results to differ materially from those projected, including the pending acquisition of Florida Rock Industries. Descriptions of these risk and uncertainties are detailed in the company's SEC reports, including our most recent report on Form 10k. Forward-looking statements speak only as of the date hereof, and the company assumes no obligation to update such statements.

As you know, last night after the market closed, we reported record third quarter 2007 earnings from continuing operations of $144 million or $1.47 per diluted share.

Year-to-date 2007, earnings from continuing operations are a record $3.85 per diluted share, and we remain on track to report record earnings for the full year. Current year third-quarter earnings include $0.02 per diluted share of expenses referable to the pending acquisition of Florida Rock.

***

Looking ahead to the fourth quarter, we expect to close the pending acquisition of Florida Rock Industries during this current quarter, that is, the fourth quarter of 2007. We continue to work constructively with the Department of Justice to obtain the regulatory approval for this transaction. While it has taken longer than we anticipated, we have made significant progress with the D.O.J. We believe we will soon conclude this phase of the transaction. We expect to provide a public update of our financial expectations for the combined businesses when fourth-quarter earnings are reported in February after we have had the opportunity to verify the financial and operational benefits to the combined organization.

Additionally, this period of time will allow to us determine the financial effect of potential asset exchanges and disposals that may be required by the Department of Justice. We look forward to the long-term value this acquisition provides our shareholders. We remain focused on successfully and effectively integrating the two companies while continuing to drive solid returns.

***

We reported to you in the second quarter that approval by the regional transportation authorities in Virginia is well underway, to provide an additional $1 billion annually over the next five to six years. Last month, Virginia's Department of Transportation announced an agreement in principle had been reached with private investors to design and construct additional toll lanes on the Capital Beltway around Washington, D.C. These additional toll lanes will also be operated and maintained by the private investors. Construction will begin in the spring of 2008, and the lanes will be open in 2013. These new projects should benefit the aggregates and concrete operations of Vulcan and Florida Rock in Northern Virginia, Maryland and the District of Columbia.

In closing, I would like to reiterate our conference -- our confidence about future sales and earnings growth for Vulcan. Earnings from our construction materials businesses have grown every year now for more than ten years through various economic conditions and we expect the business to surpass the record earnings we reported in 2006. The foundation of our confidence is an aggregates-focused business, advantaged by location and the fastest-growing U.S. markets where aggregate reserves are limited. Our pending acquisition of Florida Rock Industries is a continuation of that strategy, and we believe it will create long-term value for our shareholders by increasing our geographic exposure and adding valuable aggregate reserves in high-growth markets where reserves are extremely limited.

We thank you for your interest in Vulcan. I will ask our operator to give you the required instructions, and we will be happy to respond your questions.

***

David Macgregor - Analyst

Okay. Thank you for that. Just finally, with respect to Florida Rock, could you just talk about the nature of the delays with the Justice Department reviews and any kind of color you can provide there?

Don James

Well, the discussion is around which assets would need to be divested, and that's essentially what the issues have been, and a tremendous amount of exchange of information and discussion. As I've said, we think that's been very constructive and productive, but that's been the questions. It's really an information-sharing process.

David Macgregor

Is there an outcome in sight at this point, or is this still subject to negotiation with Justice?

Don James

Yes to both of those.

David Macgregor

Okay. I'm not sure if this is a fair question but I will ask it anyway, would you care to assess a probability of this deal closing at this point?

Don James

I would not.

David Macgregor

Okay. Thanks very much.

Don James

We're reasonably confident it's going to close in the fourth quarter.

David Macgregor

Okay.

Don James

I don't mean to imply to you we think it's not, but we can't, we don't, we can't tell you the date nor the particular circumstances or conditions of the Justice Department.

David Macgregor

I’m just wondering if you feel the risk of the required divestitures puts the whole transaction at risk.

Don James

We believe that will be resolved.

David Macgregor -

Okay. Thanks very much, Don.

***

Mike Betts - Analyst

Okay. And my final question was I mean the competitor we're all not naming, but as commented in their statement today that, the mid-year price increase which we already knew were a bit less than a year ago. My question though is, you know, in terms of what you're thinking for a January price increase, are you thinking at this stage something similar to what we saw in January '07 or in reality will that also need to reflect what's turning out to be more difficult volume or is it just too early to comment at this stage?

Don James

We'll give you our outlook on pricing for '08 in February at that point. As you know, Mike, there have been some price increases announced in Florida taking effect in the current period or certainly beginning of '08. I think in reflection of limited reserves in Florida, even in the face of reduced demand, but the announced price increases by most of the large producers in Florida, of which we're not currently one, have been in the $5 a ton range, which is a significant number. So, for us to give full-year guidance, we've got to roll all of that together, including the impact of Florida Rock and the Lake Belt litigation and those sorts of things, and at this point, there are too many moving pieces for us to be projecting price increase percentages for '08.

Mike Betts

Okay, I had one more Don, and it may be for your colleague who's involved in that Florida Rock transaction, just to clarify for me, in the documentation there is that number of $18.5 million of 2006 EBITDA. My question is, is that just where you have to sell assets or would asset swaps count against that number in terms of that number in the documentation?

Don James

Swaps will count against that. In other words, the 18 1/2 would be the net loss of EBITDA, and we certainly at this point do not expect that to be an issue.

Mike Betts

Okay. That's great. Thank you.

***

Todd Vencil - Analyst

On the deal, are you guys still planning to make an announcement when you reach agreement with the Justice Department?

Don James

Yes.

Todd Vencil

And, you know, I think I remember that the guidance was that we were looking at about four to six weeks post agreement to document and close. Is that still valid?

Don James

I don't -- I don't have a view on that right now. I would not think it would take that long.

Todd Vencil

Okay. And then my recollection from reading the document is you got a termination date coming up next month. Do you have any view on whether that is, you know, potentially extendible and whether you would be inclined to do that if necessary?

Don James

We don't think that will present a problem.

Todd Vencil

Okay. Can you remind me what that date is?

Don James

November the 19th.

Todd Vencil

Okay. And then with regard, you know, the other thing that I believe Mike mentioned is the cap listed in terms of EBITDA to be divested. You know, is that a binding cap or is that something, you know, if it was, you felt in your interest, just decide to waive the requirement on and go ahead and close?

Don James

It is a matter that we don't think will be an issue in the closing because of a combination of the required divestitures and the properties that we anticipate getting in exchange for those properties.

***

Bernard Lysette - Analyst

Good morning, gentleman. I'm Bernard Lysette from BNP Paribas. I had a question regarding the Florida Rock Industries acquisition. I was wondering when will the payment start and will your net debt be impacted in 2007?

Don James

If we close in the fourth quarter of this year as we expect, the payment to Florida Rock shareholders will occur then, very quickly following closing, and, you know, the interest charges associated with the borrowing to fund the acquisition will begin at whatever date in the fourth quarter we close. If that's your question.

***

Christopher Manuel - Analyst

Okay. Next question is around getting more rock into the Florida region. Last quarter, I think that it was right around the time of the announcement of the closure as some of the quarries down the Lake Belt region when you have had call. So you had about a quarter to put the thought process together. Can you give us an update on how that process is coming with respect to possibly getting more rock through Tampa from your Calica quarry or coming down through rail from the north?

Don James

I would tell that you that that process didn't begin last quarter. It began about three years ago. But we certainly are increasing the footprint and throughput of our Tampa yard, we have opened a distribution yard on the East Coast of to Florida at Port Canaveral. As you know we have built a third ship in China and it's now in service. We have expanded the output of our Calica quarry in Mexico by about 3 million tons a year, and we are improving the ability to serve Florida not only by ship but also by rail. So there are many things that are in the works. Dan Sansone had a discussion with Barry Vogel about capital spending and a nice chunk of capital spending that we have had in '06 and '07 has been to increase our ability to produce and deliver higher volumes of aggregates into Florida. So that strategy is well developed at Vulcan and we are continuing to pursue it. As you know, the Lake Belt litigation will be heard by the U.S. Court of Appeals for the 11th Circuit at the end of February. The Corp of Engineers is working through its processes -- I mean November. I misspoke, I knew it was November. So, you know, there are a lot of moving parts here but we certainly anticipate being prepared to move effectively and efficiently to respond to any number of different outcomes that all of that process may engender. I will say that our shipments into the Gulf Coast markets including Florida are one of the bright spots of volume. That is, I mentioned Texas, which of course is part of the Gulf Coast market as well, but the entire Gulf Coast shipments are up substantially for us. and I think there are a lot of reasons for that, including Florida but not limited to Florida. So, we're very optimistic about the opportunities for that part of the world for us.

Christopher Manuel

Okay, and then a question for you, Dan. Can you update us at this point. I think you have gone back and forth three or four times on prospective alternatives for financing once the Florida Rock deal closes. Can you give us an update today how you would anticipate the debt piece to look like?

Dan Sansone - Vulcan Materials - Senior VP, CFO

Yes, the best that I can, given the fact that it's a moving target. We will anticipate closing the transaction, which will require approximately $3.3 billion of cash with a mixture of commercial paper and drawing on bridge loans and/or bank lines that are committed by a network of banks. We expect, based on market conditions obviously, to term out probably in the neighborhood of $2 billion of that $3.3 billion fairly quickly after closing, assuming market conditions remain similar to the way they are today. We would probably go to the long-term markets within a week or two of closing the transaction. And, again, it's all subject to change, but at this point in time, we're contemplating a blend of probably five-year, ten-year, 30-year of long-term bonds.

***

John Fox - Analyst

Had a couple questions left. For Dan, you approached this little bit. Could you give us the breakout on the extra costs, the Florida Rock costs and the shutdown costs and what line items they're in?

Dan Sansone

They're predominantly in the Selling Admin General Expense line, and they're also in the Other Expense Income Net line. Probably, maybe 50/50. It might be 60/40. I forget the exact breakdown, but it's those are the two lines where they're going to show up. S.A.G. and Other Expense.

John Fox

Okay. So that was the Florida Rock cost and the $5 million?

Dan Sansone

No. That was just the Florida Rock.

John Fox

Okay that was just Florida Rock and then the $5 million which is a closure to production site and the legal reserves?

Dan Sansone

Some of that is going to be in the Other Expense line. And some of that is going to be in Cost of Sales. Be the two places that I think that's probably going to be -- that's probably about, a little over half of that’s gonna be in the Other Expense line and the remainder will be in Cost of Sales.

***

Don James

Thank you very much for being with us today. We look forward to talking with you in February. Hopefully, we will have the opportunity to give you guidance for our full year '08 incorporating the Florida Rock business along with Vulcan. We're excited about the prospects of getting that transaction closed and beginning the process of obtaining the synergies that will come with that combination, and we will talk with you in substantial detail about all of that in February. Thank you so much for being with us today. Good day.